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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended: December 31, 1999

                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR

                 For the Transition Period Ended:
                                                 ------------------------------

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       ------------------------

PART I -- REGISTRANT INFORMATION

D.G. JEWELRY INC.
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Full Name of Registrant

D.G. Jewellery of Canada Ltd.
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Former Name if Applicable

1001 Petrolia Road
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Address of Principal Executive Office (Street and Number)

Toronto, Ontario M3J 2X7
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City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        The Company is unable to file its form 10-K within the prescribed period due to ministerial difficulties, without reasonable effort or expense. Such difficulties prevent the company from filing the balance of the report because such information is integral to the balance of the report. The Company fully expects to be able to file within the additional time allowed by this report.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Jay M. Kaplowitz                         (212)              752-9700
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                           /X/ Yes  / / No

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        The Company expects operating income to increase to approximately
$0.70 per share for the year ended December 31, 1999 as compared to $0.59 per share for the year ended December 31, 1998. The Company has taken a full reserve of $2.06 million against amounts owed by its 50% owned subsidiary and has written-off certain intangible assets in the aggregate amount of approximately $3.5 million. This is expected to result in a reduction of earnings per share of $0.16 per share on a fully-diluted basis for the year ended December 31, 1999 as compared to $0.59 per share for the year ended December 31, 1998.

                               D.G. Jewelry Inc.
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                 (Name of Registrant as Specified in Charter)

        Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2000                By /s/ Jack Berkovits
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                                           Jack Berkovits
                                           Chief Executive Officer